Value Line Funds

7 Times Square, Suite 1606

New York, New York 10036-6524

May 23, 2023

Via Edgar Correspondence

Ms. Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Hamiltonlau@SEC.gov

Re: Value Line Mutual Funds

Dear Ms. Hamilton:

This letter responds to comments of the staff of the Securities and Exchange Commission transmitted orally to me on May 3, 2023 and the follow-up comment transmitted orally to me on May 18, 2023 relating to certain Value Line Mutual Funds for the fiscal year ended December 31, 2022.

For the staff’s convenience, its comments are restated below followed by the response of the Funds.

Comment 1.

Value Line Core Bond Fund had greater than 10% of its net assets in TBA’s at 12/31/2022. The most recent Prospectus (5/1/22) does not include a discussion of this particular asset class under “Principal investment strategies” or “Principal risks”. Please explain why this asset class has not been included as a principal strategy or principal risk and whether the disclosures in the Prospectus are appropriate provided the significance of the asset class in the portfolio.

Response 1.

The Fund did not hold TBA securities at 4/30/22 and thus the security type was not described in the Prospectus or Statement of Additional Information dated 5/1/22. At 12/31/22, the Fund held TBA’s with a market value of $4.7 million accounting for approximately 11.6% of its net assets. The Fund’s assets also declined from $46.5 million at 3/31/22 to $40.7 million at 12/31/22. The Fund’s Statement of Additional Information dated 5/1/23 does contain disclosure on TBA’s. Since March 2023, the Fund no longer holds TBA’s and does not intend to purchase any in the near future.

Follow-Up Comment

Please confirm that the registrant will refer to the Guidance outlined in ADI 2019-08 “Improving Principal Risks Disclosure” and will sticker the prospectus in the future to improve risk disclosure and provide investors with meaningful information as it relates to the principal investment strategy and risks.

Response to Follow-Up Comment

Confirmed.

Comment 2.

Item 4(d) of the certification required by Item 13(a)(2) of Form N-CSR for Value Line Larger Companies Focused Fund for the year ended 12/31/2022 does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in registrant’s internal controls over financial reporting that occurred during the time period covered by the report whereas the current certification refers only to a quarter of the period. Please file an amended Form N-CSR to include the correct form of certification and ensure that the certifications are updated to a current date.

Response 2.

An amended Form N-CSR was filed on May 16,2023.

Comment 3.

Please utilize the language provided in item 11(b) of Form N-CSR for Value Line Small Cap Opportunities Fund which refers to period covered by the report not isolated to a particular quarter and confirm that there have been no such changes in the registrant’s internal controls over financial reporting that occurred during the period.

Response 3.

Confirmed. An amended Form N-CSR was filed on May 16 ,2023

Comment 4.

Please explain how the Value Line Select Growth Fund meets the diversification requirements considering individual investments representing more than 5% of total assets are greater than 25% of total assets.

Response 4.

Certain securities representing more than 5% of total net assets at 12/31/22 were less than 5% at the time of purchase. Thus, they are “passive” fails for the purpose of this Diversification test. We receive, review and confirm the results of this Diversification test and present the results to the Board of Directors at each meeting.

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Thank you for the feedback and review. We trust that these responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (212) 907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel to the Value Line Mutual Funds